February 27, 2015

VIA EDGAR

Deborah O'Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Excelsior Multi-Strategy Hedge Fund of Funds, LLC, File No. 811-10083

Dear Ms. O'Neal-Johnson:

On behalf of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the definitive proxy statement ("Definitive Proxy") for the special meeting (the "Meeting") of the members of the Fund ("Members") to be held on March 25, 2015. At the Meeting, Members will be asked to vote on the following proposal: (i) to approve a new advisory agreement; and (ii) to transact any other business that may properly come before the Meeting.

The Definitive Proxy Statement also reflects your comments provided telephonically on February 20, 2015 on the Fund's Preliminary Proxy Statement filed on February 13, 2015. For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund's response.

1. Please confirm that the Fund does not currently have in place an expense limitation agreement with its investment adviser, Merrill Lynch Alternative Investments LLC ("MLAI").

The Fund confirms that it does not have an expense limitation agreement with MLAI.

2. Please clarify in the Definitive Proxy that the placement fee (sales load) of up to 2.50% on units of the Fund that may be charged to investors following the close of MLAI's transaction with Man Principal Strategies Corp. is the same amount as may be charged to investors in the Fund currently.

The Fund has revised the Definitive Proxy to make clear that the 2.50% placement fee is the same fee that is charged to investors currently.

Please call the undersigned at (212) 756-2149 with any questions or comments you may have or for any further information.

Very truly yours,

/s/ Pamela Chen
Pamela Chen

Enclosure